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                                 SCHEDULE 13E-4

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                            IXC Communications, Inc.
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                                (Name of Issuer)

                            IXC Communications, Inc.
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                      (Name of Person(s) Filing Statement)

              12-1/2% Junior Exchangeable Preferred Stock Due 2009
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                         (Title of Class of Securities)

                                   450713 706
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                      (CUSIP Number of Class of Securities)

                                 Karen C. Goodin
                                Michael P. Whalen
                               Riordan & McKinzie
                        695 Town Center Drive, Suite 1500
                              Costa Mesa, CA 92626
                                 (714) 433-2900
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

                                December 16, 1997
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee


       Transaction Valuation(1)                     Amount of Filing Fee
       ------------------------                     --------------------
              $3,090                                       $1,030


         (1) The transaction valuation was determined in accordance with Rule 240.0-11(b)(2) and 240.0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and equals the par value of $.01 per share of the 12-1/2% Junior Exchangeable Preferred Stock Due 2009, multiplied by 308,959 (the maximum number of shares of 12-1/2% Junior Exchangeable Preferred Stock Due 2009 that may be tendered pursuant to the exchange offer described herein).

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,000
                        --------------------------------------------------------
Form of Registration No.: S-4 (File No. 333-37157)
                          ------------------------------------------------------
Filing Party: IXC Communications, Inc.
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Date Filed: October 3, 1997
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ITEM 1.  SECURITY AND ISSUER

         (a) The name of the issuer of the securities to which this Statement relates is IXC Communications, Inc, a Delaware corporation (the "Company"). The address of its principal executive office is 1122 South Capital of Texas Highway, Austin, Texas 78746.

         (b) This Statement relates to an offer by IXC Communications, Inc. to exchange one share of its 12-1/2% Series B Junior Exchangeable Preferred Stock Due 2009, par value $.01 per share (the "New Preferred Stock") for each outstanding share of its 12-1/2% Junior Exchangeable Preferred Stock Due 2009, par value $.01 per share (the "Old Preferred Stock"). An aggregate of $308,959,000 liquidation preference of the Old Preferred Stock is outstanding as of the date hereof. The offer is being made upon the terms and subject to the conditions set forth in the Company's Prospectus dated December 15, 1997 (the "Prospectus"), which is contained in the Company's Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-37157) (the "Form S-4") filed with the Securities and Exchange Commission (the "Commission") and in the related Letter of Transmittal. The New Preferred Stock will be registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the Form S-4. The Old Preferred Stock and the New Preferred Stock are collectively referred to as the Exchangeable Preferred Stock. Copies of the Prospectus and the Letter of Transmittal are attached to this Statement as Exhibits (a)(1) and
(a)(2), respectively, and are incorporated herein by reference. The information set forth on the cover page of the Prospectus and under the captions entitled "The Exchange Offer- Terms of the Exchange Offer," "Prospectus Summary-Terms of the Exchange Offer" and "Description of Capital Stock-Preferred Stock" in the Prospectus is incorporated herein by reference. No officers, directors or affiliates are record holders of any Old Preferred Stock.

         (c) The information set forth on the cover page of the Prospectus and under the caption entitled "Description of the Exchangeable Preferred Stock-General" is incorporated herein by reference.

         (d) This Schedule 13E-4 is being filed by the Company.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth on the cover page of the Prospectus and under the caption entitled "The Exchange Offer-Terms of the Exchange Offer" in the Prospectus is incorporated herein by reference.

         (b) No funds are, or are expected to be, borrowed for the purpose of the Exchange Offer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         (a) - (j) The information set forth under the captions entitled "Prospectus Summary-Consequences of Exchanging or Failing to Exchange Old Preferred Stock Pursuant to the Exchange Offer," "The Exchange Offer- Purposes of the Exchange Offer" and "Description of Capital Stock-Preferred Stock" in the Prospectus is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

         Not applicable.



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ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO THE ISSUER'S SECURITIES

         There are no contracts, arrangements, understandings or relationships relating, directly or indirectly, to the Exchange Offer, other than the Registration Rights Agreement (the "Registration Rights Agreement") dated as of August 14, 1997 entered into among the Company and the initial purchasers of the Old Preferred Stock. Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a registration statement (the "Exchange Offer Registration Statement") with respect to an offer (the "Exchange Offer") to exchange the Old Preferred Stock for the New Preferred Stock which is to be registered under the Securities Act, with terms substantially identical to those of the Old Preferred Stock by October 6, 1997 and to consummate the Exchange Offer by January 19, 1998. The Form S-4 satisfies the Company's obligations in connection with the Exchange Offer Registration Statement. In certain instances, the Company will be obligated to file a shelf registration statement with respect to the resale of the Exchangeable Preferred Stock (or any Exchange Debentures, if such Exchangeable Preferred Stock has been converted into Exchange Debentures by the Company pursuant to the terms the Company's Certificate of Designation in connection with the Exchangeable Preferred Stock) and to keep such shelf registration statement effective until all the Exchangeable Preferred Stock or Exchange Debentures, as the case may be, has been sold thereunder or the date on which all the Exchangeable Preferred Stock or Exchange Debentures, as the case may be, held by persons that are not affiliates of the Company may be resold without registration pursuant to Rule 144(k) under the Securities Act. The dividend rate on the Exchangeable Preferred Stock or the interest rate on the Exchange Debentures, as the case may be, is subject to increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. The information set forth on the cover page of the Prospectus and under the caption entitled "Prospectus Summary - Terms of the Exchange Offer" and "The Exchange Offer - Purposes of the Exchange Offer" is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth under the captions entitled "Plan of Distribution" and "The Exchange Offer- Solicitation of Tenders; Expenses" in the Prospectus is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION

         (a) The following is incorporated herein by reference: (1) the Prospectus under the caption "Selected Historical Financial Data"; (2) the audited financial statements of the Company set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; and (3) the unaudited financial statements of the Company set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Commission on November 14, 1997, as amended by Amendment No. 1 to Form 10-Q/A filed with the Commission on December 12, 1997.

         (b) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION

         (a) - (e) Not applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         (a)(1) Prospectus dated December 15, 1997, contained in and incorporated by reference to IXC Communications, Inc.'s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on December 15, 1997 (File No. 333-37157) (the "Form S-4").

         (a)(2) Letter of Transmittal incorporated by reference to Exhibit 99.1 of the Form S-4.

         (a)(3) Notice of Guaranteed Delivery incorporated by reference to
Exhibit 99.2 of the Form S-4.

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         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies
and other Nominees, incorporated by reference to Exhibit 99.3 of the Form S-4.

         (b) Not applicable.

         (c) Registration Rights Agreement dated as of August 14, 1997 entered into among the Company and the initial purchasers of the Old Preferred Stock named therein incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated August 20, 1997 and filed with the Commission on August 28, 1997.

         (d) Not applicable.

         (e) Prospectus dated December 15, 1997, contained in and incorporated herein by reference to the Form S-4.

         (f) Not applicable.

         (g)(1) IXC Communications, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (g)(2) IXC Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Commission on November 14, 1997, as amended by Amendment No. 1 to Form 10-Q/A filed with the Commission on December 12, 1997, incorporated by reference pursuant to 12b-32 under the Exchange Act.

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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 15, 1997                          IXC Communications, Inc.



                                           By: /s/ James F. Guthrie
                                               ---------------------------------
                                               James F. Guthrie, Executive Vice
                                               President and Chief Financial
                                               Officer








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                                 EXHIBIT INDEX


Exhibit           Description
-------           -----------

(a)(1) Prospectus dated December 15, 1997, contained in and incorporated by reference to IXC Communications, Inc.'s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on December 15, 1997 (File No. 333-37157) (the "Form S-4").

(a)(2)            Letter of Transmittal incorporated by reference to Exhibit
                  99.1 of the Form S-4.

(a)(3)            Notice of Guaranteed Delivery incorporated by reference to
                  Exhibit 99.2 of the Form S-4.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, incorporated by reference to Exhibit 99.3 of the Form S-4.

(b)               Not applicable.

(c) Registration Rights Agreement dated as of August 14, 1997 entered into among the Company and the initial purchasers of the Old Preferred Stock named therein incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated August 20, 1997 and filed with the Commission on August 28, 1997.

(d)               Not applicable.

(e) Prospectus dated December 15, 1997, contained in and incorporated herein by reference to the Form S-4.

(f)               Not applicable.

(g)(1) IXC Communications, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(g)(2) IXC Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Commission on November 14, 1997, as amended by Amendment No.1 to Form 10-Q/A filed with the Commission on December 12, 1997, incorporated by reference pursuant to 12b-32 under the Exchange Act.